March 31, 2011

VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    M/I Homes, Inc. - Definitive Proxy Materials Related to 2011 Annual Meeting of Shareholders

Dear Commissioners:

In accordance with Rule 14a-b(b) promulgated under the Securities Exchange Act of 1934, I am enclosing herewith for filing a definitive copy of the letter to shareholders, Notice of Annual Meeting of Shareholders, Proxy Statement and form of proxy card (collectively, the “Proxy Materials”) furnished to the shareholders of M/I Homes, Inc. (the “Company”) on the date hereof in connection with the solicitation of proxies by the Board of Directors of the Company for use at the 2011 Annual Meeting of Shareholders (the “Annual Meeting”).

The purposes of the Annual Meeting are to: (1) elect three directors, each for a term to expire at the 2014 Annual Meeting; (2) vote, on an advisory basis, on the compensation of the Company's named executive officers as disclosed in the Proxy Statement; (3) vote, on an advisory basis, on the frequency of advisory votes on the compensation of the Company's named executive officers; (4) ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2011 fiscal year; and (5) transact such other business as may properly come before the Annual Meeting or any adjournment thereof. Pursuant to Rule 14a-6(m), I have also enclosed a completed copy of the Schedule 14A cover page.

If you have any questions or comments with respect to the enclosed materials, please call the undersigned at (614) 418-8225.

Sincerely,

/s/ Ann Marie W. Hunker
Vice President, Corporate Controller